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                              September 3, 2021

       Antony Gordon
       Chief Executive Officer
       Canna-Global Acquisition Corp
       4640 Admiralty Way
       Suite 500
       Marina Del Rey, CA 90292

                                                        Re: Canna-Global
Acquisition Corp
                                                            Form S-1
                                                            Filed August 9,
2021
                                                            File No. 333-258619

       Dear Mr. Gordon:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed on August 9, 2021

       Capitalization, page 76

   1. We note that you are offering 20,000,000 shares of common stock as part of your initial public offering of
units, but only show 18,883,663 shares subject to possible redemption in your Capitalization
table. Please tell us how you considered the guidance in ASC 480-
                                                        10-S99-3A, which
requires securities that are redeemable for cash or other assets to be classified outside of
permanent equity if they are redeemable (1) at a fixed or
                                                        determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in concluding that all
20,000,000 shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Antony Gordon
Canna-Global Acquisition Corp
September 3, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameAntony Gordon
                                                           Division of
Corporation Finance
Comapany NameCanna-Global Acquisition Corp
                                                           Office of Real
Estate & Construction
September 3, 2021 Page 2
cc:       Debbie A. Klis, Esq.
FirstName LastName